File No. 812-15378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

In the Matter of the Application of:

NEUBERGER BERMAN BDC LLC,

NEUBERGER BERMAN NEXT GENERATION CONNECTIVITY FUND INC.,
NB PRIVATE MARKETS FUND II (MASTER) LLC,
NB PRIVATE MARKETS FUND III (MASTER) LLC,
NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC,
NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC,
NB ALTERNATIVES ADVISERS LLC,
NEUBERGER BERMAN INVESTMENT ADVISERS LLC,
COLUMBIA NB CROSSROADS FUND II LP,
GOLDEN ROAD CAPITAL POOLING L.P.,
MEP OPPORTUNITIES FUND HOLDINGS LP,
NB - IOWA’S PUBLIC UNIVERSITIES LP,
NB 1 PE INVESTMENT HOLDINGS LP; NB 1911 LP,
NB AGI PE PORTFOLIO II FUND LP,
NB ASGA FUND HOLDINGS LP,
NB AYAME HOLDINGS LP,
NB BLUE ENSIGN FUND LP,
NB CASPIAN HOLDINGS LP,
NB CPEG FUND HOLDINGS LP,
NB CREDIT OPPORTUNITIES CO-INVEST AFFORDABLE CARE I LP,
NB CREDIT OPPORTUNITIES CO-INVEST I LP,
NB CREDIT OPPORTUNITIES FUND II LP,
NB CREDIT OPPORTUNITIES II CAYMAN LP,
NB CREDIT OPPORTUNITIES II CO-INVESTMENT FUND (CAYMAN) LP,
NB CREDIT OPPORTUNITIES II CO-INVESTMENT (WHISTLER) LP,
NB CROSSROADS 23 LC HOLDINGS LP,
NB CROSSROADS 23 MC HOLDINGS LP,
NB CROSSROADS 23 SS HOLDINGS LP,
NB CROSSROADS 23 VC HOLDINGS LP,
NB CROSSROADS 24 LC HOLDINGS LP,
NB CROSSROADS 24 MC HOLDINGS LP,
NB CROSSROADS 24 SS HOLDINGS LP,
NB CROSSROADS 24 VC HOLDINGS LP,
NB CROSSROADS XXII – MC HOLDINGS LP,
NB CROSSROADS XXII – VC HOLDINGS LP,
NB CRYSTAL PE HOLDINGS LP,

NB DIRECT ACCESS FUND II LP,
NB ENHANCED INCOME HOLDINGS LP,

NB ENHANCED INCOME HOLDINGS II LP,
NB ENSTAR PE OPPORTUNITIES FUND, LP,
NB EURO CROSSROADS 2018 HOLDINGS SCSP,
NB EURO CROSSROADS 2021 HOLDINGS SCSP,

NB FLAMINGO PRIVATE DEBT LP,
NB FLAT CORNER PE HOLDINGS LP,
NB GEMINI FUND LP,
NB GRANITE PRIVATE DEBT LP,
NB GREENCASTLE LP,
NB INITIUM INFRASTRUCTURE (EUR) HOLDINGS LP,
NB INITIUM INFRASTRUCTURE (USD) HOLDINGS LP,
NB INITIUM PE (EUR) HOLDINGS LP,
NB INITIUM PE (USD) HOLDINGS LP,

NB INITIUM PE II (USD) HOLDINGS LP,
NB OAK LP; NB PA CO-INVESTMENT FUND LP,
NB PD III HOLDINGS (LO) LP,
NB PD III HOLDINGS (LS) LP,
NB PD III HOLDINGS (UO) LP,
NB PD III HOLDINGS (US) LP,
NB PD IV EQUITY LP,
NB PD IV HOLDINGS (LO-A) LP,

NB PD IV HOLDINGS (LO-MS) LP,
NB PD IV HOLDINGS (LS-A) LP,
NB PD IV HOLDINGS (US-A) (LEVERED) LP,
NB PD IV HOLDINGS (US-B) (UNLEVERED) LP,
NB PD IV HOLDINGS (UO-A) LP,
NB PEP HOLDINGS LIMITED,
NB PINNACOL ASSURANCE FUND LP,
NB PRIVATE DEBT FUND LP,
NB PRIVATE DEBT II HOLDINGS LP,
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP,
NB PRIVATE PACKAGE LP,
NB REMBRANDT HOLDINGS 2018 LP,
NB REMBRANDT HOLDINGS 2020 LP,
NB REMBRANDT HOLDINGS 2022 LP,
NB RENAISSANCE PARTNERS HOLDINGS S.A R.L.,
NB RESOF HOLDINGS LP,
NB RESOF II CAYMAN HOLDINGS LP,
NB RESOF II HOLDINGS LP,
NB RESOF SP1 LP,
NB RIVER CITY FUND LP,

NB RP CO-INVESTMENT & SECONDARY FUND LLC,
NB RPPE PARTNERS LP,
NB SBS US 3 FUND LP,
NB SELECT OPPS III MHF LP,
NB SELECT OPPS IV MHF LP,
NB SELECT OPPS V MHF LP,
NB SHP FUND HOLDINGS LP,
NB SI-APOLLO SENGAI FUND HOLDINGS LP,
NB SOF III HOLDINGS LP,
NB SOF IV CAYMAN HOLDINGS LP,
NB SOF IV HOLDINGS LP,
NB SOF V CAYMAN HOLDINGS LP,
NB SOF V HOLDINGS LP,
NB SONORAN FUND LIMITED PARTNERSHIP,
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD,
NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD,

NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD,
NB STRATEGIC CAPITAL LP,
NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP,

NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP,

NB SWAN PRIVATE DEBT SCSP,
NB TCC STRATEGIC HOLDINGS LP,

NB TPSF EM PE FUND LP,

NB WESSEX HOLDINGS LP,
NB WILDCATS FUND LP; NB ZCF LP,
NBAL HOLDINGS LP,
NBFOF IMPACT - HOLDINGS LP,

NBPD AT HOLDINGS (LO-A) LP,

NBPD CENTENNIAL HOLDINGS (LO-A) LP,
NBPD III EQUITY CO-INVEST HOLDINGS A LP,
NB-SOMPO RA HOLDINGS LP,
NEUB HOLDINGS LP,
NEUB INFRASTRUCTURE HOLDINGS LP,
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP,
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP,
NYSCRF NB CO-INVESTMENT FUND LLC,
NYSCRF NB CO-INVESTMENT FUND II LLC,
OLIVE CAYMAN HOLDINGS LTD,
PECO-PD III BORROWER LP,
SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.,
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.,
SOLEIL 2020 CAYMAN HOLDINGS LTD,

SOLEIL 2022 EUR CAYMAN HOLDINGS LTD,

SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD,

SOLEIL B 2022 USD CAYMAN HOLDINGS LTD,
SUNBERG PE OPPORTUNITIES FUND LLC,
SUNBERN ALTERNATIVE OPPORTUNITIES FUND LLC,
TORANOMON PRIVATE EQUITY 1, L.P.

NB BVK HOLDINGS SCSP

NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP

NB STRATEGIC CAPITAL II HOLDINGS LP

NB SELECT OPPS VI MHF LP

NB CENTRAL VALLEY HOLDINGS LP

NB IMPULSUM (USD) HOLDINGS LP

1290 Avenue of the Americas
New York, NY 10104

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT
COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER
THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Corey Issing
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104
(212) 476-9000

Corey.Issing@nb.com

Copies to:

Nicole M. Runyan

William J. Tuttle
Kirkland & Ellis LLP
601 Lexington Ave
New York, NY 10022
Nicole.Runyan@kirkland.com

September 22, 2022

I.	INTRODUCTION

A.	Summary of Application

On January 13, 2022, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder, to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.

B.	Applicants

•	Neuberger Berman BDC LLC, an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a business development company under the 1940 Act (“NBBDC”);

•	Neuberger Berman Next Generation Connectivity Fund Inc., a closed-end management investment company registered under the 1940 Act (“NBXG”);

•	NB Private Markets Fund II (Master) LLC, a closed-end management investment company registered under the 1940 Act (“NB Private Markets II”);

•	NB Private Markets Fund III (Master) LLC, a closed-end management investment company registered under the 1940 Act (“NB Private Markets III”);

•	NB Crossroads Private Markets Fund IV Holdings LLC, a closed-end management investment company registered under the 1940 Act (“NB Private Markets IV”);

•	NB Crossroads Private Markets Fund V Holdings LP, a closed-end management investment company registered under the 1940 Act (“NB Private Markets V”);

•	NB Crossroads Private Markets Fund VI Holdings LP, a closed-end management investment company registered under the 1940 Act (“NB Private Markets VI”);

•	NB Crossroads Private Markets Fund VII Holdings LP, a closed-end management investment company registered under the 1940 Act (“NB Private Markets VII”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	See Neuberger Berman BDC LLC, et al. (File No. 812-15124) Investment Company Act Rel. Nos. 34443 (December 16, 2021) (notice) and 34469 (January 13, 2022) (order).

•	NB Crossroads Private Markets Access Fund LLC, a closed-end management investment company registered under the 1940 Act (“NB Private Markets Access” and, collectively with NBXG, NB Private Markets II, NB Private Markets III, NB Private Markets IV, NB Private Markets V, NB Private Markets VI and NB Private Markets VII, the “Existing Regulated Funds”). Each of the Existing Regulated Funds qualifies as a Regulated Fund under the Prior Order;

•	NB Alternatives Advisers LLC (“NBAA”), which (i) is investment adviser to the Existing Affiliated Funds (as defined below), (ii) will serve as investment adviser to NBBDC at the time NBBDC relies on the order requested herein, and (iii) is sub-investment adviser to the Existing Regulated Funds, on behalf of itself and its successors;[3] and Neuberger Berman Investment Advisers LLC (“NBIA”), investment adviser to the Existing Regulated Funds and which may serve as investment adviser to Future Regulated Funds (as defined in the Prior Application (as defined below)), on behalf of itself and its successors. NBAA and NBIA, with respect to the Affiliated Funds and Regulated Funds they advise, are referred to as the “NB Advisers.” Each of the NB Advisers is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. NBAA, and its direct and indirect wholly-owned subsidiaries, from time to time may hold various financial assets in a principal capacity (together, in such capacity, the “Existing NB Proprietary Accounts” and, together with any Future NB Proprietary Account (as defined in the Prior Application), the “NB Proprietary Accounts”); and

•	the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) (the “Existing Affiliated Funds”). Each of the Existing Affiliated Funds qualifies as an Affiliated Fund under the Prior Order. (The Existing Affiliated Funds, collectively with NBBDC, the Existing Regulated Funds and the NB Advisers, the “Applicants”).

All Applicants are eligible to rely on the Prior Order.4

C.	Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).5

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[3]	For purposes of the requested Amended Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[4]	All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.

[5]	See Neuberger Berman BDC LLC, et al. (File No. 812-15124) (November 18, 2021) (application).

II.	APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 2020.6

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application.

IV.	CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

V.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 22nd day of September, 2022.

NEUBERGER BERMAN BDC LLC

By: /s/ Christian Neira
Name: Christian Neira
Title: Authorized Signatory

[6]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

NEUBERGER BERMAN NEXT GENERATION CONNECTIVITY FUND INC.

By: /s/ Brian Kerrane
Name: Brian Kerrane
Title: Chief Operating Officer

NB PRIVATE MARKETS FUND II (MASTER) LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB PRIVATE MARKETS FUND III (MASTER) LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB ALTERNATIVES ADVISERS LLC

By: /s/ Christian Neira
Name: Christian Neira
Title: Authorized Signatory

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By: /s/ Brian Kerrane
Name: Brian Kerrane
Title: Authorized Signatory

COLUMBIA NB CROSSROADS FUND II LP
GOLDEN ROAD CAPITAL POOLING L.P.
MEP OPPORTUNITIES FUND HOLDINGS LP
NB - IOWA’S PUBLIC UNIVERSITIES LP
NB 1 PE INVESTMENT HOLDINGS LP
NB 1911 LP
NB AGI PE PORTFOLIO II FUND LP
NB ASGA FUND HOLDINGS LP
NB AYAME HOLDINGS LP
NB BLUE ENSIGN FUND LP
NB CASPIAN HOLDINGS LP
NB CPEG FUND HOLDINGS LP
NB CREDIT OPPORTUNITIES CO-INVEST AFFORDABLE CARE I LP
NB CREDIT OPPORTUNITIES CO-INVEST I LP
NB CREDIT OPPORTUNITIES FUND II LP
NB CREDIT OPPORTUNITIES II CAYMAN LP
NB CREDIT OPPORTUNITIES II CO-INVESTMENT FUND (CAYMAN) LP
NB CREDIT OPPORTUNITIES II CO-INVESTMENT (WHISTLER) LP
NB CROSSROADS 23 LC HOLDINGS LP
NB CROSSROADS 23 MC HOLDINGS LP
NB CROSSROADS 23 SS HOLDINGS LP
NB CROSSROADS 23 VC HOLDINGS LP
NB CROSSROADS 24 LC HOLDINGS LP
NB CROSSROADS 24 MC HOLDINGS LP
NB CROSSROADS 24 SS HOLDINGS LP
NB CROSSROADS 24 VC HOLDINGS LP
NB CROSSROADS XXII – MC HOLDINGS LP
NB CROSSROADS XXII – VC HOLDINGS LP
NB CRYSTAL PE HOLDINGS LP

NB DIRECT ACCESS FUND II LP
NB ENHANCED INCOME HOLDINGS LP

NB ENHANCED INCOME HOLDINGS II LP
NB ENSTAR PE OPPORTUNITIES FUND, LP
NB EURO CROSSROADS 2018 HOLDINGS SCSP
NB EURO CROSSROADS 2021 HOLDINGS SCSP
NB FLAMINGO PRIVATE DEBT LP
NB FLAT CORNER PE HOLDINGS LP
NB GEMINI FUND LP
NB GRANITE PRIVATE DEBT LP
NB GREENCASTLE LP
NB INITIUM INFRASTRUCTURE (EUR) HOLDINGS LP
NB INITIUM INFRASTRUCTURE (USD) HOLDINGS LP
NB INITIUM PE (EUR) HOLDINGS LP
NB INITIUM PE (USD) HOLDINGS LP

NB INITIUM PE II (USD) HOLDINGS LP
NB OAK LP
NB PA CO-INVESTMENT FUND LP
NB PD III HOLDINGS (LO) LP
NB PD III HOLDINGS (LS) LP
NB PD III HOLDINGS (UO) LP
NB PD III HOLDINGS (US) LP
NB PD IV EQUITY LP
NB PD IV HOLDINGS (LO-A) LP

NB PD IV HOLDINGS (LO-MS) LP
NB PD IV HOLDINGS (LS-A) LP
NB PD IV HOLDINGS (US-A) (LEVERED) LP
NB PD IV HOLDINGS (US-B) (UNLEVERED) LP
NB PD IV HOLDINGS (UO-A) LP
NB PEP HOLDINGS LIMITED
NB PINNACOL ASSURANCE FUND LP
NB PRIVATE DEBT FUND LP
NB PRIVATE DEBT II HOLDINGS LP
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP
NB PRIVATE PACKAGE LP
NB REMBRANDT HOLDINGS 2018 LP
NB REMBRANDT HOLDINGS 2020 LP
NB REMBRANDT HOLDINGS 2022 LP
NB RENAISSANCE PARTNERS HOLDINGS S.A R.L.
NB RESOF HOLDINGS LP
NB RESOF II CAYMAN HOLDINGS LP
NB RESOF II HOLDINGS LP
NB RESOF SP1 LP

NB RIVER CITY FUND LP
NB RP CO-INVESTMENT & SECONDARY FUND LLC
NB RPPE PARTNERS LP
NB SBS US 3 FUND LP
NB SELECT OPPS III MHF LP

NB SELECT OPPS IV MHF LP
NB SELECT OPPS V MHF LP
NB SHP FUND HOLDINGS LP
NB SI-APOLLO SENGAI FUND HOLDINGS LP
NB SOF III HOLDINGS LP
NB SOF IV CAYMAN HOLDINGS LP
NB SOF IV HOLDINGS LP
NB SOF V CAYMAN HOLDINGS LP
NB SOF V HOLDINGS LP
NB SONORAN FUND LIMITED PARTNERSHIP
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD
NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD

NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD
NB STRATEGIC CAPITAL LP
NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP

NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP

NB SWAN PRIVATE DEBT SCSP
NB TCC STRATEGIC HOLDINGS LP

NB TPSF EM PE FUND LP

NB WESSEX HOLDINGS LP
NB WILDCATS FUND LP
NB ZCF LP
NBAL HOLDINGS LP
NBFOF IMPACT – HOLDINGS LP

NBPD AT HOLDINGS (LO-A) LP

NBPD CENTENNIAL HOLDINGS (LO-A) LP
NBPD III EQUITY CO-INVEST HOLDINGS A LP
NB-SOMPO RA HOLDINGS LP
NEUB HOLDINGS LP
NEUB INFRASTRUCTURE HOLDINGS LP
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP
NYSCRF NB CO-INVESTMENT FUND LLC
NYSCRF NB CO-INVESTMENT FUND II LLC
OLIVE CAYMAN HOLDINGS LTD
PECO-PD III BORROWER LP
SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SOLEIL 2020 CAYMAN HOLDINGS LTD

SOLEIL 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 USD CAYMAN HOLDINGS LTD
SUNBERG PE OPPORTUNITIES FUND LLC
SUNBERN ALTERNATIVE OPPORTUNITIES FUND LLC
TORANOMON PRIVATE EQUITY 1, L.P.

NB BVK HOLDINGS SCSP

NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP

NB STRATEGIC CAPITAL II HOLDINGS LP

NB SELECT OPPS VI MHF LP

NB CENTRAL VALLEY HOLDINGS LP

NB IMPULSUM (USD) HOLDINGS LP

By: /s/ Christian Neira
Name: Christian Neira
Title: Authorized Signatory

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated September 22, 2022, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

NEUBERGER BERMAN BDC LLC

By: /s/ Christian Neira
Name: Christian Neira
Title: Authorized Signatory

NEUBERGER BERMAN NEXT GENERATION CONNECTIVITY FUND INC.

By: /s/ Brian Kerrane
Name: Brian Kerrane
Title: Chief Operating Officer

NB PRIVATE MARKETS FUND II (MASTER) LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB PRIVATE MARKETS FUND III (MASTER) LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By: /s/ James Bowden
Name: James Bowden
Title: Chief Executive Officer and President

NB ALTERNATIVES ADVISERS LLC

By: /s/ Christian Neira
Name: Christian Neira
Title: Authorized Signatory

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By: /s/ Brian Kerrane
Name: Brian Kerrane
Title: Authorized Signatory

COLUMBIA NB CROSSROADS FUND II LP
GOLDEN ROAD CAPITAL POOLING L.P.
MEP OPPORTUNITIES FUND HOLDINGS LP
NB - IOWA’S PUBLIC UNIVERSITIES LP
NB 1 PE INVESTMENT HOLDINGS LP
NB 1911 LP
NB AGI PE PORTFOLIO II FUND LP
NB ASGA FUND HOLDINGS LP
NB AYAME HOLDINGS LP
NB BLUE ENSIGN FUND LP
NB CASPIAN HOLDINGS LP
NB CPEG FUND HOLDINGS LP
NB CREDIT OPPORTUNITIES CO-INVEST AFFORDABLE CARE I LP
NB CREDIT OPPORTUNITIES CO-INVEST I LP
NB CREDIT OPPORTUNITIES FUND II LP
NB CREDIT OPPORTUNITIES II CAYMAN LP
NB CREDIT OPPORTUNITIES II CO-INVESTMENT FUND (CAYMAN) LP
NB CREDIT OPPORTUNITIES II CO-INVESTMENT (WHISTLER) LP
NB CROSSROADS 23 LC HOLDINGS LP
NB CROSSROADS 23 MC HOLDINGS LP
NB CROSSROADS 23 SS HOLDINGS LP
NB CROSSROADS 23 VC HOLDINGS LP
NB CROSSROADS 24 LC HOLDINGS LP
NB CROSSROADS 24 MC HOLDINGS LP
NB CROSSROADS 24 SS HOLDINGS LP
NB CROSSROADS 24 VC HOLDINGS LP
NB CROSSROADS XXII – MC HOLDINGS LP
NB CROSSROADS XXII – VC HOLDINGS LP
NB CRYSTAL PE HOLDINGS LP

NB DIRECT ACCESS FUND II LP
NB ENHANCED INCOME HOLDINGS LP

NB ENHANCED INCOME HOLDINGS II LP
NB ENSTAR PE OPPORTUNITIES FUND, LP
NB EURO CROSSROADS 2018 HOLDINGS SCSP
NB EURO CROSSROADS 2021 HOLDINGS SCSP
NB FLAMINGO PRIVATE DEBT LP
NB FLAT CORNER PE HOLDINGS LP
NB GEMINI FUND LP
NB GRANITE PRIVATE DEBT LP
NB GREENCASTLE LP
NB INITIUM INFRASTRUCTURE (EUR) HOLDINGS LP
NB INITIUM INFRASTRUCTURE (USD) HOLDINGS LP

NB INITIUM PE (EUR) HOLDINGS LP
NB INITIUM PE (USD) HOLDINGS LP

NB INITIUM PE II (USD) HOLDINGS LP
NB OAK LP
NB PA CO-INVESTMENT FUND LP
NB PD III HOLDINGS (LO) LP
NB PD III HOLDINGS (LS) LP
NB PD III HOLDINGS (UO) LP
NB PD III HOLDINGS (US) LP
NB PD IV EQUITY LP
NB PD IV HOLDINGS (LO-A) LP

NB PD IV HOLDINGS (LO-MS) LP
NB PD IV HOLDINGS (LS-A) LP
NB PD IV HOLDINGS (US-A) (LEVERED) LP
NB PD IV HOLDINGS (US-B) (UNLEVERED) LP
NB PD IV HOLDINGS (UO-A) LP
NB PEP HOLDINGS LIMITED
NB PINNACOL ASSURANCE FUND LP
NB PRIVATE DEBT FUND LP
NB PRIVATE DEBT II HOLDINGS LP
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP
NB PRIVATE PACKAGE LP
NB REMBRANDT HOLDINGS 2018 LP
NB REMBRANDT HOLDINGS 2020 LP
NB REMBRANDT HOLDINGS 2022 LP
NB RENAISSANCE PARTNERS HOLDINGS S.A R.L.
NB RESOF HOLDINGS LP
NB RESOF II CAYMAN HOLDINGS LP
NB RESOF II HOLDINGS LP
NB RESOF SP1 LP

NB RIVER CITY FUND LP
NB RP CO-INVESTMENT & SECONDARY FUND LLC
NB RPPE PARTNERS LP
NB SBS US 3 FUND LP
NB SELECT OPPS III MHF LP
NB SELECT OPPS IV MHF LP
NB SELECT OPPS V MHF LP
NB SHP FUND HOLDINGS LP
NB SI-APOLLO SENGAI FUND HOLDINGS LP
NB SOF III HOLDINGS LP
NB SOF IV CAYMAN HOLDINGS LP
NB SOF IV HOLDINGS LP
NB SOF V CAYMAN HOLDINGS LP
NB SOF V HOLDINGS LP
NB SONORAN FUND LIMITED PARTNERSHIP
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD

NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD

NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD
NB STRATEGIC CAPITAL LP
NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP

NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP

NB SWAN PRIVATE DEBT SCSP
NB TCC STRATEGIC HOLDINGS LP

NB TPSF EM PE FUND LP

NB WESSEX HOLDINGS LP
NB WILDCATS FUND LP
NB ZCF LP
NBAL HOLDINGS LP
NBFOF IMPACT – HOLDINGS LP

NBPD AT HOLDINGS (LO-A) LP

NBPD CENTENNIAL HOLDINGS (LO-A) LP
NBPD III EQUITY CO-INVEST HOLDINGS A LP
NB-SOMPO RA HOLDINGS LP
NEUB HOLDINGS LP
NEUB INFRASTRUCTURE HOLDINGS LP
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP
NYSCRF NB CO-INVESTMENT FUND LLC
NYSCRF NB CO-INVESTMENT FUND II LLC
OLIVE CAYMAN HOLDINGS LTD
PECO-PD III BORROWER LP
SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SOLEIL 2020 CAYMAN HOLDINGS LTD

SOLEIL 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 USD CAYMAN HOLDINGS LTD
SUNBERG PE OPPORTUNITIES FUND LLC
SUNBERN ALTERNATIVE OPPORTUNITIES FUND LLC
TORANOMON PRIVATE EQUITY 1, L.P.

NB BVK HOLDINGS SCSP

NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP

NB STRATEGIC CAPITAL II HOLDINGS LP

NB SELECT OPPS VI MHF LP

NB CENTRAL VALLEY HOLDINGS LP

NB IMPULSUM (USD) HOLDINGS LP

By: /s/ Christian Neira
Name: Christian Neira
Title: Authorized Signatory

APPENDIX A

Below is a listing of the Existing Affiliated Funds other than the NB Proprietary Accounts. All such Existing Affiliated Funds are advised by NBAA:

1.	Columbia NB Crossroads Fund II LP
2.	Golden Road Capital Pooling L.P.
3.	MEP Opportunities Fund Holdings LP
4.	NB - Iowa’s Public Universities LP
5.	NB 1 PE Investment Holdings LP
6.	NB 1911 LP
7.	NB AGI PE Portfolio II Fund LP
8.	NB ASGA Fund Holdings LP
9.	NB Ayame Holdings LP
10.	NB Blue Ensign Fund LP
11.	NB Caspian Holdings LP
12.	NB CPEG Fund Holdings LP
13.	NB Credit Opportunities Co-Invest Affordable Care I LP
14.	NB Credit Opportunities Co-Invest I LP
15.	NB Credit Opportunities Fund II LP
16.	NB Credit Opportunities II Cayman LP
17.	NB Credit Opportunities II Co-Investment Fund (Cayman) LP
18.	NB Credit Opportunities II Co-Investment (Whistler) LP
19.	NB Crossroads 23 LC Holdings LP
20.	NB Crossroads 23 MC Holdings LP
21.	NB Crossroads 23 SS Holdings LP
22.	NB Crossroads 23 VC Holdings LP
23.	NB Crossroads 24 LC Holdings LP
24.	NB Crossroads 24 MC Holdings LP
25.	NB Crossroads 24 SS Holdings LP
26.	NB Crossroads 24 VC Holdings LP
27.	NB Crossroads XXII – MC Holdings LP
28.	NB Crossroads XXII – VC Holdings LP
29.	NB Crystal PE Holdings LP
30.	NB Direct Access Fund II LP
31.	NB Enhanced Income Holdings LP
32.	NB Enhanced Income Holdings II LP
33.	NB Enstar PE Opportunities Fund, LP
34.	NB Euro Crossroads 2018 Holdings SCSp
35.	NB Euro Crossroads 2021 Holdings SCSp
36.	NB Flamingo Private Debt LP
37.	NB Flat Corner PE Holdings LP
38.	NB Gemini Fund LP
39.	NB Granite Private Debt LP
40.	NB Greencastle LP
41.	NB Initium Infrastructure (EUR) Holdings LP
42.	NB Initium Infrastructure (USD) Holdings LP
43.	NB Initium PE (EUR) Holdings LP
44.	NB Initium PE (USD) Holdings LP
45.	NB Initium PE II (USD) Holdings LP
46.	NB Oak LP
47.	NB PA Co-Investment Fund LP

Appendix A-1

48.	NB PD III Holdings (LO) LP
49.	NB PD III Holdings (LS) LP
50.	NB PD III Holdings (UO) LP
51.	NB PD III Holdings (US) LP
52.	NB PD IV Equity LP
53.	NB PD IV Holdings (LO-A) LP
54.	NB PD IV Holdings (LO-MS) LP
55.	NB PD IV Holdings (LS-A) LP
56.	NB PD IV Holdings (US-A) (Levered) LP
57.	NB PD IV Holdings (US-B) (Unlevered) LP
58.	NB PD IV Holdings (UO-A) LP
59.	NB PEP Holdings Limited
60.	NB Pinnacol Assurance Fund LP
61.	NB Private Debt Fund LP
62.	NB Private Debt II Holdings LP
63.	NB Private Equity Credit Opportunities Holdings LP
64.	NB Private package lp
65.	NB Rembrandt Holdings 2018 LP
66.	NB Rembrandt Holdings 2020 LP
67.	NB Rembrandt Holdings 2022 LP
68.	NB Renaissance Partners Holdings S.a r.l.
69.	NB RESOF Holdings LP
70.	NB RESOF II Cayman Holdings LP
71.	NB RESOF II Holdings LP
72.	NB RESOF SP1 LP
73.	NB River City Fund LP
74.	NB RP Co-Investment & Secondary Fund LLC
75.	NB RPPE Partners LP
76.	NB SBS US 3 Fund LP
77.	NB Select Opps III MHF LP
78.	NB Select Opps IV MHF LP
79.	NB Select Opps V MHF LP
80.	NB SHP Fund Holdings LP
81.	NB SI-Apollo Sengai Fund Holdings LP
82.	NB SOF III Holdings LP
83.	NB SOF IV Cayman Holdings LP
84.	NB SOF IV Holdings LP
85.	NB SOF V Cayman Holdings LP
86.	NB SOF V Holdings LP
87.	NB Sonoran Fund Limited Partnership
88.	NB STAR Buyout Strategy 2020 Holdings Ltd
89.	NB STAR Buyout Strategy 2021 Holdings Ltd
90.	NB STAR Buyout Strategy 2022 Holdings Ltd
91.	NB Strategic Capital LP
92.	NB Strategic Co-Investment Partners IV Holdings LP
93.	NB Strategic Partnership Fund Co-Investments LP
94.	NB Swan Private Debt SCSp
95.	NB TCC Strategic Holdings LP
96.	NB TPSF EM PE Fund LP
97.	NB Wessex Holdings LP
98.	NB Wildcats Fund LP
99.	NB ZCF LP

Appendix A-2

100.	NBAL Holdings LP
101.	NBFOF Impact – Holdings LP
102.	NBPD AT Holdings (LO-A) LP,
103.	NBPD Centennial Holdings (LO-A) LP,
104.	NBPD III Equity Co-Invest Holdings A LP
105.	NB-Sompo RA Holdings LP
106.	NEUB Holdings LP
107.	NEUB Infrastructure Holdings LP
108.	Neuberger Berman / New Jersey Custom Investment Fund III LP
109.	NYC-NorthBound Emerging Managers Program LP
110.	NYSCRF NB Co-Investment Fund LLC
111.	NYSCRF NB Co-Investment Fund II LLC
112.	Olive Cayman Holdings Ltd
113.	PECO-PD III BORROWER LP
114.	SJFED Private Equity Strategic Partnership, L.P.
115.	SJPF Private Equity Strategic Partnership, L.P.
116.	Soleil 2020 Cayman Holdings Ltd
117.	Soleil 2022 EUR Cayman Holdings Ltd
118.	Soleil B 2022 EUR Cayman Holdings Ltd
119.	Soleil B 2022 USD Cayman Holdings Ltd
120.	SunBerg PE Opportunities Fund LLC
121.	SunBern Alternative Opportunities Fund LLC
122.	Toranomon Private Equity 1, L.P.
123.	NB BVK Holdings SCSp
124.	NB Strategic Capital II Cayman Holdings LP
125.	NB Strategic Capital II Holdings LP
126.	NB Select Opps VI MHF LP
127.	NB Central Valley Holdings LP
128.	NB Impulsum (USD) Holdings LP

Appendix A-3

APPENDIX B-1

Resolutions of the Managing Member of Neuberger Berman BDC LLC (the “Company”)

WHEREAS,  the officers (the “Authorized Officers”) of NB Alternatives GP Holdings LLC, the managing member of the Company deem it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”); now therefore be it

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such Authorized Officer or Officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted July 21, 2022

Appendix B-1

APPENDIX B-2

Resolutions of each of the Boards of Managers/Directors (each, a “Board”) of NB Private Markets II, NB Private Markets III, NB Private Markets IV, NB Private Markets V, NB Private Markets VI, NB Private Markets VII and NB Private Markets Access (each, a “Fund”)

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Fund’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”); now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted July 21, 2022

Appendix B-2

APPENDIX B-3

Resolutions of the Boards of Directors (the “Board”) of Neuberger Berman Next Generation Connectivity Fund Inc. (the “Fund”)

RESOLVED, that the officers (the “Authorized Officers”) of the Fund be, be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) a Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief or any amendments to an Order of Exemption as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

Adopted June 23, 2022

Appendix B-3